David L. Roland Senior Vice President General Counsel and Corporate Secretary

September 26, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	ION Geophysical Corporation
Form 10-K; Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 1-12691

Ladies and Gentlemen:

Please refer to correspondence being filed contemporaneously herewith on behalf of ION Geophysical Corporation (“ION”), with the Securities and Exchange Commission (the “Commission”) from Marc H. Folladori with Mayer Brown LLP, responding on behalf of ION to certain comments from the staff of the Commission regarding the above-referenced filing, contained in correspondence to the undersigned dated September 12, 2012.
 As requested in the staff’s comment letter, please be advised that ION hereby confirms its awareness of its obligations under the Securities Exchange Act of 1934, as amended, and applicable Exchange Act rules.
Additionally, ION hereby acknowledges the following:

•	ION is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ION may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to contact Marc H. Folladori at (713) 238-2696 or the undersigned at (281) 552-3308.
Very truly yours,
ION GEOPHYSICAL CORPORATION

By: /s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel
and Corporate Secretary

2105 CityWest Blvd. | Suite 400 | Houston, Texas USA 77042-2839 | Phone +1 281.552.3308 | Fax +1 281.879.3600 iongeo.com